UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AgroFresh Solutions Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00856G109
(CUSIP Number)

Kevin Schwartz
PSP AGFS Holdings, L.P.
c/o Paine Schwartz Partners, LLC 475 Fifth Avenue, 17th Floor New York, New York 10017
(212) 379-7200

With a copy to:

Corey D. Fox, P.C.
Ross M. Leff, P.C.
Maggie D. Flores
Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654
(312) 862-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons PSP AGFS Holdings, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Paine Schwartz Food Chain Fund V GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Paine Schwartz Food Chain Fund V GP, Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the SEC on August 5, 2020, as amended by Amendment No. 1 filed with the SEC on November 3, 2020, Amendment No. 2 filed with the SEC on October 27, 2022 and Amendment No. 3 filed with the SEC on November 21, 2022 (the “Schedule 13D”), with respect to the Issuer’s Common Stock. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

On March 31, 2023, the Merger between the Parent, the Merger Sub, and the Issuer went into effect, as reported in the Issuer’s 8-K filed March 31, 2023. As a result of the Merger, the Company ceases to be a publicly traded company, and investment funds managed by Paine Schwartz will become the indirect owner of all the Company’s outstanding stock.

Pursuant to the Merger Agreement, at the Effective Time, and as a result of the Merger, each share of Common Stock beneficially owned by the Reporting Persons was disposed of in exchange for $3.00 in cash per share and each share of Series B Preferred Stock was converted into one share of Series B convertible preferred stock of the Surviving Corporation.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)
Except as otherwise disclosed herein, including the transactions in connection with the closing of the Merger described in Item 4 of this Statement, the Reporting Persons have not effected any transactions in the Issuer’s securities in the past 60 days.

(d)	Not applicable.

(e)	Effective as of March 31, 2023, the Reporting Persons cease to be the beneficial owner of more than 5% of the Issuer’s equity securities.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits at the end thereof:

Exhibit 8	Form 8-K filed by the Issuer with the SEC on March 31, 2023.
Exhibit 9	Form 10-K filed by the Issuer with the SEC on March 10, 2023, with subsequent 10-K/A filed March 21, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2023

PSP AGFS Holdings, L.P.

By:	/s/ Kevin Schwartz
Name:	Kevin Schwartz
Title:	Chief Executive Officer

Paine Schwartz Food Chain Fund V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd., its general partner

By:	/s/ Kevin Schwartz
Name:	Kevin Schwartz
Title:	Director

Paine Schwartz Food Chain Fund V GP, Ltd.

By:	/s/ Kevin Schwartz
Name:	Kevin Schwartz
Title:	Director